SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                      SOUTHERN ELECTRIC GENERATING COMPANY
                                 (the "Company")

                              ALABAMA POWER COMPANY
                                   ("Alabama")


         This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.      Type of security or securities.

             In connection with the issuance and sale by The Industrial Development Board of the Town of Wilsonville (Alabama) (the "Board") of $24,500,000 Pollution Control Revenue Refunding Bonds (Southern Electric Generating Company Gaston Plant Project), Series 2001-A (the "Bonds"), the Company is required to make payments to the Board sufficient to pay, when due, the principal of, premium, if any, and interest on the Bonds and the purchase price of the Bonds under the terms of the Supplementary Installment Sale Agreement dated as of June 1, 2001 between the Board and the Company (the "Supplementary Installment Sale Agreement").

             Pursuant to the terms of a Guaranty Agreement executed by Alabama in favor of the Board dated as of June 1, 1975 as heretofore supplemented and as further supplemented by a Third Supplemental Guaranty Agreement dated as of June 1, 2007, Alabama has guaranteed the Company's obligations under the Supplementary Installment Sale Agreement.


Item 2.      Issue, renewal or guaranty.

             Guaranty.



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Item 3.      Principal amount of each security.

             See Item 1 hereinabove.

Item 4.      Rate of interest per annum of each security.

             Initially, the Bonds will bear interest from the date of their original issuance and delivery at a Long-Term interest rate of 4.20% per annum for a Long-Term Interest Rate Period ending June 1, 2006.

             The Company may from time to time change the method of determining the interest rate on any series of the Bonds to a Daily, Weekly, Commercial Paper or Long-Term Interest Rate.

Item 5.      Date of issue, renewal or guaranty of each security.

             June 19, 2001.

Item 6.      If renewal of security, give date of original issue.

             Not Applicable.

Item 7.      Date of maturity of each security.

             June 1, 2019, subject to prepayment or prior redemption.

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

             The obligations were incurred by the Company and Alabama in favor of the Board.

Item 9.      Collateral given with each security, if any.

             None.

Item 10.     Consideration received for each security.

             $24,500,000 (the "Proceeds").

Item 11.     Application of proceeds of each security.

             The Proceeds have been deposited with the SouthTrust Bank, as trustee (the "Trustee").

             The proceeds from the Bonds will be applied, along with other moneys of the Company, to refund $24,500,000 aggregate principal amount of the Board's Pollution Control Revenue Refunding Bonds, Series C (Southern Electric Generating Company Gaston Plant Project) which are being called for redemption in August 2001.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

               a. the provisions contained in the first sentence of Section 6(b)___

               b. the provisions contained in the fourth sentence of Section 6(b)___

               c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13.     Not Applicable.

Item 14.     Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

             Rule 52.


Date:  June 27, 2001                        SOUTHERN ELECTRIC GENERATING COMPANY



                                            By: /s/Wayne Boston
                                                  Wayne Boston
                                              Assistant Secretary